Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gratwick Productions, Inc
11308 Blue Sage Dr
Sylmar, CA 91342
http://gratwickproductions.com

Up to $107,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Gratwick Productions, Inc
Address: 11308 Blue Sage Dr, Sylmar, CA 91342
State of Incorporation: WY
Date Incorporated: October 07, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Gratwick Productions will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Common Stock at $1 / share, you will receive 20 Common Stock, meaning you'll own 220 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

$100 (or more) Gratwick A-List Membership.
*We are offering ONE perk package for the campaign, all investors receive the same perks regardless of the amount invested.

- Exclusive access to our company app where you can virtually sit in on every audition, creative meeting, production set and decision.
- Influence over what is green lit, who is cast and what charity each project supports.

- As an A lister you receive free access or download of every product produced and distributed by Gratwick Productions. (Maximum 10,000 A-Listers)
- If you are a creator, producer, actor or crew you also get insider access, open door submission policy and preference for every opportunity the company offers.

All perks occur after the offering is completed.

The Company and its Business

Company Overview

Gratwick is an entertainment company that exists to provide creators with custom marketing, ethical finance and direct distribution for the production of movies, television shows, music, books, games and virtual reality experiences. In this basic sense, we are similar to major entertainment studios around the world. The core difference is that Gratwick has been built from the ground up to be owned and driven by fans rather than Old Hollywood, Wall Street, wealthy individuals or a corporate conglomerate that would compromise our vision. We're leveraging the historic new equity crowdfunding laws that allow the general public to invest in our company at the earliest stages of development. At Gratwick, our fans own the company, drive the creative decisions, get real-time behind the scenes access, and when we are successful, our fans share in the rewards!

Competitors and Industry

Legion M - is our nearest competitor as an 'audience owned' studio however where Gratwick differs is we actually have our own intellectual property(scripts, screenplays, films and apps) and no intentions to manipulate our audience into supporting Hollywood establishment products in order to save them from poor box office performance.

Warner Brothers - is an excellent working example of the model we hope to compete with, emulate and improve upon. By working with individual production companies that develop their own IP, Gratwick will provide a streamlined and efficient infrastructure for the creation of digital media.

Marvel Studios - is the prime example of a competitor in the expanded universe of extended IP. Within the next 5-10 years Gratwick expects to be competing directly with expanded universes like Marvel, DC and Star Wars.

Current Stage and Roadmap

Our company is ready to co-produce our first slate of 1-4 projects with the funds raised from this campaign. These projects will serve as a demonstration of our new Hollywood model and our commitment to providing transparent, realtime access to the entire creative process. This will be the first stage in our gradual expansion into a full service studio with an audience driven digital media fund.

With the funds raised from this campaign we will produce our first slate of projects. We have packaged four projects based on each tier of funding we are able to achieve. Each one of these projects is budgeted at $200,000 with an additional $50,000 budgeted for marketing and operations.

Project 1: A contained thriller written and directed by Kris Hulbert

Project 2: An Augmented Reality app that will increase tourism and traffic to local businesses in the Western New York region. The app will be co-produced with Codes Media and powered by Twisted-Rope technology.

Project 3: The development and packaging of a full service production studio and esports arena located in Niagara Falls. We have interest from the city, venture capitalist in and out of WNY and we are in talks with Esports Arena, the leading name in managing esports arena's.

Project 4: We will accept submissions to our #BuffaloStarSearch submission process to find and qualify a project from the area that we will fund, market and distribute.

Each project is ready for development and production once we secure the funds required.

The Team

Officers and Directors

Name: Kris Hulbert

Kris Hulbert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Chairman of Board
  Dates of Service: October 16, 2016 - Present
  Responsibilities: The day to day innovation and management of the Gratwick vision.

Other business experience in the past three years:

- **Employer:** Amazon
  Title: Driver
  Dates of Service: April 10, 2015 - Present
  Responsibilities: Kris has worked as a subcontractor for Amazon Delivery in order to bring additional funds into Gratwick.

Other business experience in the past three years:

- **Employer:** Uber
  Title: Driver
  Dates of Service: June 10, 2014 - March 01, 2017
  Responsibilities: Kris has served as a subcontractor with Uber in order to bring more funds into Gratwick.

Name: Michael Dirmyer

Michael Dirmyer's current primary role is with Brunswick Capital Equipment. Michael Dirmyer currently services 20-30 hours a week. Michael is able to easily balance both jobs until which time is compensation and responsibilities with Gratwick increase to a point that allows him to walk away from the day job. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Vice President
  Dates of Service: October 16, 2016 - Present
  Responsibilities: Oversee and manage the execution of the company vision and hold the team accountable to our goals. Michael also runs the administrative side of Gratwick so the rest of the team is free to focus on product development.

Other business experience in the past three years:

- **Employer:** Brunswick Capital Equipment
  Title: Sales Manager
  Dates of Service: June 01, 2010 - Present
  Responsibilities: Oversee business to business sales in the South West region while traveling to meet with customers and clients.

Name: Craig Turner

Craig Turner's current primary role is with Momentum Buffalo. Craig Turner currently services Craig serves his role with Gratwick as needed while he provides opportunities and relationships for Gratwick that come directly from the efforts of his company Momentum Buffalo. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Advise on political, local and business to business dealings in Western New York and beyond.

- **Position:** Chairman of the Board
  Dates of Service: February 01, 2019 - Present

Responsibilities: Oversee and run board meetings.

Other business experience in the past three years:

- **Employer:** Momentum Buffalo
  Title: Owner
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Craig runs a publicity and political consulting company that provides direct benefit to Gratwick in the form of relationships and access to city officials.

Other business experience in the past three years:

- **Employer:** The Campaign Coach
  Title: President
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Coaching political candidates.

Other business experience in the past three years:

- **Employer:** World Trade Center Buffalo Niagara
  Title: President
  Dates of Service: December 01, 2017 - Present
  Responsibilities: Oversee the operations.

Name: Warren Chadwick

Warren Chadwick's current primary role is with ASL Limousine Services. Warren Chadwick currently services As a director Warren is available to the company as needed. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Advise on all entertainment industry items related to production and post production.

Other business experience in the past three years:

- **Employer:** ASL Limousine Services
  Title: Driver
  Dates of Service: January 10, 2008 - Present
  Responsibilities: Warren drives a limousine for stars, celebrities and

entertainment executives.

Name: Paul Ruffman

Paul Ruffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July 10, 2019 - Present
  Responsibilities: Investor Relations

Other business experience in the past three years:

- **Employer:** TalkBoy TV
  Title: Head of Business Affairs
  Dates of Service: February 10, 2014 - Present
  Responsibilities: Bring production and client opportunities to the company.

Other business experience in the past three years:

- **Employer:** Unified Pictures
  Title: VP Of Business Relations
  Dates of Service: May 10, 2012 - May 01, 2019
  Responsibilities: Bring investors to the company.

Other business experience in the past three years:

- **Employer:** Wireless Innovation Group
  Title: Chief Marketing Officer
  Dates of Service: November 10, 2016 - Present
  Responsibilities: Help increase brand awareness.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property including, scripts, and screenplays. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Gratwick was formed on 10/16/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gratwick has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a transparent studio system is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gratwick or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gratwick could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Production Risk

The primary revenue for the company will come from the finance, marketing and distribution of digital media. If we do not raise enough funding to finance productions our potential revenue will be drastically reduced to only included revenue generated from the services provided to productions that received 3rd party funding from another source.

Entertainment Risk

The digital media we finance may not produce any sales revenue which would reduce the revenue earning potential of the company to the marketing, distribution and any other services offered by the company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kris Hulbert	8,000,000	Common Stock	94.5

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,460,000 outstanding.

Voting Rights

Standard voting rights of 1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: January 01, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: If we raise at least $250,000 from the equity offering.

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

The company has planned for additional rounds of funding and is committed to preventing dilution from occurring, however the company cannot guarantee that a situation will not occur where dilution in order to inject additional funding is critical to the survivability of the company.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 100,000
Use of proceeds: Initial seed money to form and establish the company.
Date: October 07, 2016
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,500.00
  Number of Securities Sold: 5,000
  Use of proceeds: Company operations
  Date: October 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Prepare the company for a Reg CF offering.
  Date: May 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 11,765
  Use of proceeds: To cover marketing and labor costs associated with the launch of our startengine campaign.
  Date: February 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 8,343,235
  Use of proceeds: The shares were not sold they were issued as founder stock.
  Date: October 08, 2016
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We are currently operating at minimum viability without our expected catalog of services or any products ready for market. As such the principle members of the company have subcontracted their services and time to provide a minimum revenue stream for the company until additional funding to expand services and operations can be completed. The historical results and cash flow of the company up until now are not indicative of what investors should expect because all of our efforts and expenses have been focused around launching this campaign as opposed to the operations the company has been designed to perform. The reason for this is that we have not yet raised enough in funding to operate as designed. Our past revenues have fluctuated drastically as our executive team has balanced the work that needed to be done to prepare this campaign with the subcontracting work that was required in order to earn enough to cover the expenses of this campaign. We expect starting in 2020 are revenue numbers to steadily increase on a year to year basis as we roll our our minimum viable product (augmented reality experiences) and ramp up to a fully operational company delivering on its purpose of providing financing, marketing and distribution to independent artists.

Historical results and cash flows:

Our past results are absolutely not representative with what our investors should expect in the future. Our historical results are in no way a prediction of future results because the company is not currently operating in the manner for which it has been built to serve. The company has not yet produced, distributed or marketed any products yet, however we are ready to do so as soon as this campaign reaches our minimum goal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a $300 in cash on hand with Bank of America.

The company has two lines of credit: one with Capital One - Spark with an $1800 credit line with an outstanding balance of $1800 and the other is with American Express with an unlimited line of credit that has an outstanding balance of $1400.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations and business model because the funds raised will allow us to begin production on our first slate of products. If this campaign is not successful, we will be forced to pursue more traditional funding methods that leave our company vulnerable to outside influences that contradict our mission statement.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company because any funds raised will be used for the production, marketing and distribution of our first slate of products. The funds raised from this campaign will represent the overwhelming majority of our operating capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company understands that the minimum amount to access funds raised by this campaign is $10,000 and will set its minimum invesmtnemtn amount at $10,000. However the company feels it would require a minimum of $50,000 to have a viable path forward for the company. The $50,000 or more in funds will be used to continue operations and marketing for another 6 months while preparing a second round of fundraising. If the company raises less than $50,000, non of the funds raised will be used, all investments will be returned and the round will be canceled.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal we will be able to bring 4 products to market and our company will be able to maintain operations long enough to secure another round of funding and see a return on our first 4 products. This time period could be anywhere from 6 months to 2 years. If the company is successful at raising the full amount and funding these four products the company is prepared to operate indefinitely off the revenue generated as we continue to grow the company. The goal of this company is to achieve self sustainability as quickly as possible and not to indefinitely raise funds with no end in sight such as our competitors have chosen to do.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

The company does plan to run a second offering, our Series A offering, simultaneously with the production and marketing of our first 4 products. This is our only additional round of funding planned for the company. We expect the funds raised from these two offerings and revenue generated from all future products to be enough to sustain the company for the long term.

We have access to capital provided by a related party that was miscategorized as a loan and subsequently reclassified as a capital contribution.

Indebtedness

- **Creditor:** Ann Hulbert
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  If the campaign raises $500,000 or more, the lender has agreed to convert the debt into equity with a 50% discount on share price. This loan IS the loan issued from a related party, the amount is based on what was borrowed, not what is currently owed. The founder of the company has provided a personal guarantee that should the company fail on its financial obligations the founded will assume personal liability over this loan.

Related Party Transactions

- **Name of Entity:** Ann Hulbert
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Ann Hulbert lent Gratwick Productions $50,000 with a repayment amount of $52,000 due in full before December 2021. The loan includes a conversion note clause that converts to equity at .85/share if Gratwick raises $500,000 or more in funding from this campaign or any other investment efforts. The founder Kris Hulbert, has provided a personal guarantee that if the company fails on its financial responsibilities Kris will assume liability over the debt.
  Material Terms: Due in full before 12/21. Full amount owed is $50,000 plus $2000 in interest. The current balance remaining on the debt is $47,500.

Valuation

Pre-Money Valuation: $8,460,000.00

Valuation Details:

The executives and directors of the company based the evaluation on a presumption of future earnings and simplicity in the offering. We expect the company to achieve a value far superior to what we currently valued it at based on the wealth of talent, ideas and opportunities that are currently available to our team. We chose a value of $1/share to provide a direct 1 to 1 value per dollar invested and share received, based on that measuring point we have offered previous rounds of funding prior to this offering at a slight discount on their investment ranging from 25% to 15%. Our real estate goals for a full service studio and esports arena would carry a value substantially higher than the current valuation based strictly on the proposed size and relevant property value. The products and services the company expects to roll out over the first 5 years and beyond also factored into our decision, but this valuation is not currently based on any hard projections. Those will all be calculated and made available prior to our second offering. The current valuation is very much speculative and if you do not believe our future value with match or exceed this current valuation you should with hold from investing in this round.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  70.0%
  The minimum funds raised will be used to produce a contained thriller (feature) as a demonstration of our business model.

- *Marketing*
  24.0%
  The marketing funds will be used to simultaneously market our product and generate interest in the company's unique business model.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  24.0%
  The marketing funds will be used to simultaneously market our products while also promoting the Series A offering. This is a streamlined component of our business model that calls for turning traditional marketing expenses into revenue streams.

- *Operations*

70.0%

The funds raised will be used to produce up to four projects in our first slate. Those projects include a contained thriller (feature), an augmented reality app, a real estate development deal and another to be determined feature.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://gratwickproductions.com (http://gratwickproductions.com/yearly-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gratwick Productions, Inc

[See attached]

I, Kris Hulbert, the Chief Executive Officer of Gratwick Productions, Inc, hereby certify that the financial statements of Gratwick Productions and notes thereto for the periods ending December 31st, 2017 and December 31st, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $19,492 taxable income of -$55,259 and total tax of $0.00.

N WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the August 12th, 2019.

_____ (Signature)

_____CEO_____ (Title)

_____9-26-19_____ (Date)

GRATWICK PRODUCTIONS, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

Gratwick Productions, Inc.
Index to Financial Statements
(unaudited)

GRATWICK PRODUCTIONS, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018 Restated	December 31, 2017 Restated
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 3,619	$ 2,043
Prepaid Expenses	-	80
Total Current Assets	3,619	2,123
TOTAL ASSETS	**3,619**	**2,123**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,007	1,352
Accrued Expenses	919	919
Total Current Liabilities	8,926	2,271
Long-Term Liabilities:		
Loans Payable	47,500	-
Total Long-Term Liabilities	47,500	-
Total Liabilities	56,426	2,271
Equity		
Stockholders' Equity (Deficit) Common Stock, 10,000,000 shares authorized, no par value, 8,461,000 and 8,000,000 shares issued and outstanding, as of December 31, 2018 and 2017	-	-
Additional Paid In Capital	21,439	19,000
Retained Earnings	(19,123)	1,846
Net Income	(55,123)	(20,994)
Total Stockholders' Equity (Deficit)	(52,807)	(148)
TOTAL LIABILITIES & EQUITY	**$ 3,619**	**$ 2,123**

GRATWICK PRODUCTIONS, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 19,538	$ 34,783
Cost of Goods Sold	487	-
Gross Margin	19,051	34,783
Expenses		
Advertising and Marketing	4,301	749
General and Administrative Expenses	69,054	54,978
Total Expense	73,355	55,727
Operating Income/(Loss)	(54,304)	(20,944)
Non-Operating Expenses		
Interest income/(Expense)	(590)	(50)
Total Other Income (Expense)	(590)	(50)
Provision for Income Tax	(229)	-
Net income/(Loss)	$ (55,123)	$ (20,994)

GRATWICK PRODUCTIONS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2017	8,000,000	$ -	$ 19,000	$ (19,148)	$ (148)
Issuance of common stocks	460,000	-	-	-	-
Contribution	-	-	2,439	-	2,439
Prior Period Retained Earnings Adjustment	-	-	-	25	25
Net Income (Loss)	-	-	-	(55,123)	(55,123)
December 31, 2018	**8,460,000**	**$ -**	**$ 21,439**	**$ (74,246)**	**$ (52,807)**

GRATWICK PRODUCTIONS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 19,538	$ 34,783
Cost of Goods Sold	487	-
Gross Margin	19,051	34,783
Expenses		
Advertising and Marketing	4,301	749
General and Administrative Expenses	69,054	54,978
Total Expense	73,355	55,727
Operating Income/(Loss)	(54,304)	(20,944)
Non Operating Expenses		
Interest income/(Expense)	(590)	(50)
Total Other Income (Expense)	(590)	(50)
Provision for Income Tax	(229)	-
Net income/(Loss)	$ (55,123)	$ (20,994)

NOTE 1 – NATURE OF OPERATIONS

Gratwick Productions, Inc was formed on 10/7/16 ("Inception") in the State of Wyoming. The financial statements of Gratwick Productions (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sylmar, CA.

Gratwick Productions exists to be an audience and artist owned studio system capable of providing ethical finance, marketing and distribution to independent artists. The unique element of our company is that we are committed to total transparency highlighted by the entire creative process. The goal is to provide independent artists the advantages of a professional infrastructure that have been traditionally reserved for the top 1% of creators.

Restatement of Previously Reviewed Financial Statements
The company has restated its previously reviewed financial statements as at and for the year ended December 31, 2018 and December 31, 2017 and related disclosures. The restatement of the company's financial statements was due to the founder Kris Hulbert decision to forego $18,200 initially loaned to the company to cover its startup operations. The $18,200 was removed from loan payable and reclassified as equity. The effects of the restatement, including the correction of all errors identified by the company's management are reflected in the company's financial statements and accompanying notes included herein. The total cumulative impact of the restatement through December 31, 2018 and 2017 is to increase shareholders' equity by $18,200 for both years respectively. The $18,200 total cumulative impact on shareholders' equity as at December 31, 2018 and 2017 had no impact on retained earnings as the net income did not change for both years respectively.

The following table summarizes the changes made to the December 31, 2017 balance sheet.

	As Reported	Adjustment	As Restated
Related Party Loan	$ 18,200	$ (18,200)	$ -
Total Liabilities	$ 18,200	$ (18,200)	$ 2,271

The following table summarizes the changes made to the December 31, 2018 balance sheet.

	As Reported	Adjustment	As Restated
Related Party Loan	$ 65,700	$ (18,200)	$ 47,500
Total Liabilities	$ 65,700	$ (18,200)	$ 2,271

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans

The company owes $50,000 in convertible debt to Ann Hulbert, a related party. Ann Hulbert loaned the corporation the startup costs with an interest fee of $2,000 or converted into equity with a 20% discount if the company raises more than $250,000 from Reg CF offerings. The current payment on the debt is $500/month beginning on January 1st, 2020.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock at no par value. As of December 31, 2018, and 2017, the company has issued 8,460,000 shares and 8,000,000 shares respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company owes $50,000 in convertible debt to Ann Hulbert, a related party. Ann Hulbert loaned the corporation the startup costs with an interest fee of $2,000 or converted into equity with a 20% discount if the company raises more than $250,000 from Reg CF offerings. The current payment on the debt is $500/month beginning on January 1st, 2020. As of December 31, 2018, the loan balance is $47,500.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 12, 2019 the issuance date of these financial statements.
There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Gratwick Productions, Inc. is pending **StartEngine Approval**.

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Join The Hollywood
Revolution

Gratwick Productions, Inc.

Transparent, Audience-Owned Studio

● Regulation Crowdfunding
🏠 Sylmar, CA   🏷 Film & Video
🕓 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Invest in Gratwick

The idea. The artist. The audience.

That's what matters the most in entertainment, and Gratwick Productions aims to make that tangible. For too long, creative output has been dictated by the wrong things. By Hollywood politics. By who has the money. By everything but what really matters:

At Gratwick Productions, we're changing entertainment.

We're reimagining the Entertainment Industry from the ground up. We're putting the power in your hands, the hands of the audience. We're providing artists with ethical, transparent financing, marketing, and distribution.



Hear From Our Founder

What Is Gratwick?

We're artists ourselves, and we've been working in the entertainment industry as independent artists for decades. We know what goes on behind closed doors, not just what you see on the internet. We created Gratwick to be the type of studio we wanted to work with. We envision an efficient, streamlined infrastructure that relies on emerging technologies to vertically integrate finance, marketing, and distribution in a way that can be managed and owned by a collective of artists and avid fans.

We're running this public offering because we want core investors who love and care about artists as much as we do. This offering is the first public step toward building a community-owned studio where owners get access and influence over the entire creative process.

Why Take On The Studio System?

As storytellers we realized early on that our quality of work was too dependent on whomever controlled the financial strings. The average artist has little or no influence over the marketing and distribution of their project.

Because of emerging technologies, such as blockchain, we can finally build our new studio model, the artists can ensure the projects original vision and the audience can have a voice in the creation of their own entertainment.

Our plan is designed to be proven on a micro-scale, in local communities, utilizing the amazing talent that has too often been overlooked, then scaled up to serve as many artists as possible. Our first goal is to start local community-owned media funds. We don't want to just bring the creative process to the people, we want to bring the physical productions to them as well. There is a large untapped market of industry talent in local communities who can provide advantages that large entities often overlook.

The local community-owned media funds will invest in local artists, crew members and innovators while relying on the strength of our infrastructure to provide leverage, cost savings, and collective bargaining power in the distribution marketplace.

Our first production offices will be in Buffalo, NY. Other communities on our short list, in no particular order are Austin, NYC, Seattle, New Orleans, Miami, Chicago, Portland, Albuquerque, and San Francisco.

The Offering

Investment
$1/share | When you invest you are betting the company's future value will exceed $8.56M

Perks
$100 (or more) Gratwick A-List Membership
We are offering ONE perk package for the campaign, all investors receive the same perks regardless of the amount invested.

- Exclusive access to our company app to virtually sit in on every audition, creative meeting, decision, and production set.
- Influence over which project is greenlit, who is cast, and what charity each project supports.
- As an A-Lister, you receive free access to every digital product produced and distributed by Gratwick Productions.
- If you are a Creator, Producer, Actor or Crew, you also get early notice and preference for every opportunity the company offers, as well as an open-door submission policy.

All perks occur after the offering is completed.

We hope to inspire our fellow artists to also bet on

themselves with or without the help of Gratwick.

- Kris Hulbert (Filmmaker, Founder)

Join A New Inclusive A-List

Artists. Audience. Accountability.

That's what the Gratwick A-List is. With an investment of $100 or more you will join our audience and hold artists accountable to those who believe in them and have invested with Gratwick to create a new studio system.

Upon completion of the Campaign, you will receive login information for the Gratwick app. (Initially during Stage 1 this will be our Discord community until the app is ready.) There, you will have real-time access to the creative process and the ability to influence the production of movies, TV shows, music, books, video games, and VR/AR experiences.

The Gratwick A-List includes:



Full Engagement

Become part of the creative process with in-app polling and streaming capabilities.



Lifetime Access

Get lifetime access to all Gratwick digital products, including movies, series, books, songs, games, and apps.



Real-time Access

We will live-stream creative meetings, auditions, production sets, and special events for A-Listers.



A-Lister Information

You'll have access to company reports, pitch packages, projections, and unpublished artwork.



Open Door

You will have an open-door submission policy for creative projects and career opportunities.



Influence

Have input on what projects are funded, who gets cast, and which charity each project will support.



Provide Feedback

Submit your promotional material and projects in development and we will provide you with feedback.



Impact

In-app polling allows you to provide feedback and impact company decisions in real-time.

OUR PROMISE

To provide artists and entertainment enthusiasts a transparent, ethical and fun avenue to create, engage and produce high-quality content.

If you are an Actor, Writer, Producer, Director, Grip, PA, or just someone who could benefit from the opportunities of working with a flourishing studio, all Gratwick A-Listers enjoy our open-door submission policy and are the first to learn about every new opportunity.

Giving Back
Gratwick is passionately committed to giving back and supporting our local communities. Every project funded by Gratwick will be required to donate at least 1% of their proceeds to a charity nominated by our A-Listers and approved by the creator.

EVERY GRATWICK FUNDED PROJECT WILL DONATE AT LEAST 1% TO A CHARITY VOTED ON BY OUR A-LISTERS

We will match the creator's donation with up to 5% of our own equity in the project.

Our 3-Stage Plan To Establish Gratwick As A 21st Century Studio System

Stage 1: Raise $100,000 from early investors for operating funds and create sustained revenue streams.

Highlights:
- Legal/Accounting
- Branding/Marketing
- Establish Revenue Streams

The initial funds raised by this campaign will be used in the following ways:

The first $20,000: will be used to increase brand awareness for the campaign and recruit talent (Legal, Accounting, Marketing, etc) that will package a $50 million proposal for our Stage 3 funding round that includes a full-service studio and Esports arena in Western New York. The package will include financial studies and projections for every revenue stream, expense, and tax incentive.

The next $50,000: will be used as our advertising budget for our Stage 2 offering. The goal will be to reach a national audience.

The final $30,000: will be used to develop our community app. Initially, the app will provide augmented reality services powered by Twisted Rope as an immediate revenue stream. Our sales efforts will be targeted at our most viable product which is selling AR services. For example, at golf courses where golfers could activate a drone flyover for each hole before they tee off by scanning a tee-box trigger image with their phone. The fly-over will provide on-screen interactive information about the upcoming hole. A demo will be available in one of our campaign updates.

Strategic partners, like Rebel One Studios, Twisted Rope, TalkBoy TV and Codes Socks help set us apart from current and future competitors. Thanks to them, we can offer a wide range of secondary services such as: producing podcasts, music

future competitors. Thanks to them, we can offer a wide range of secondary services such as: producing podcasts, music videos, commercials, feature films, pilots, animation, and augmented reality experiences.

Over each stage, the app will gradually evolve into our headquarters for community engagement, access to the creative process, and a blockchain distribution marketplace.

Stage 2: Raise $1,000,000 from the national market for prototypes of the ownership experience.

Highlights:
- Prototypes/Experience
- Hire Talent
- Rapid Growth & Increased Revenue

What makes Gratwick Productions the premiere fan-owned studio is our deep pool of in-house Intellectual Properties. As an A-Lister, your first chance to join the Gratwick production team will come in Stage 2. Gratwick A-Listers will receive early access for all casting and crew opportunities with the projects that are funded by our second offering. You will have exclusive access to several of our Intellectual Properties, including treatments for not only the pitches below, but our other slate of tv shows, feature movies, apps, etc. You will have the power to provide feedback directly to the creators and help guide the projects that will be produced by Gratwick Productions:

Just Drive	Because We're Just Better	Drinking With Celebrities	Disenfranchised
A contained thriller about a Hollywood whistleblower who survives an attempt on his life and escapes Hollywood in the middle of the night. Our protagonist hunkers down in the back of a limo somewhere in the Midwest while he tries to determine who he can still trust and who betrayed him. The story culminates in a 21st century "OJ chase" as the world watches him choose between his legacy and his life. It's a story about a flawed messenger of truth, the need for anonymity, and the perils of being anonymous.	A single camera sitcom about 3 best friends, one stalker, who could be the greatest punk rock band ever, if they could only make bail. 3 misfit best friends believe they are so talented that they are the greatest punk rock band ever. They just never seem to get around to practicing. They live in a hyper version of our world where there are no real-world consequences to their misbehavior, and there is a lot of misbehavior. More than can be put into words here. The show is a heavy satire of celebrity culture, entitlement and lack of remorse for personal actions.	A reality game show, where the Winner is the Loser. Today, people are aware that excessive drinking is a bad thing. And it is. But not on our show. The highlight of most reality shows is when the cast loses control. Imagine a show where that is the whole point—and you have Drinking With Celebrities. Our charming comedic host runs each episode of DWC in a dive bar with two celebrity contestants trying to win money for charity. While drinking.	A cyber crime drama, Five disenfranchised college kids struggle to figure out their place in a world that has lost its way, that is until they find each other and discover their collective power as a hacktivist group.

The series will explore unbridled ambition, power without experience and a generation that is educated, unemployed and fed up. |
| – Created by *Kris Hulbert* | - Created by *Tess Bodley* | – Created by *Martin Olson & Antoine Guilbaud* | - Created by *Kris Hulbert* |

The funds raised in this stage will be used to establish a community-driven Digital Media Fund to green-light our initial slate of 3 projects, each budgeted at $250,000. The initial projects will serve as prototypes for our social filmmaking model. The remaining $250,000 will be used for marketing and distribution. In addition, all Gratwick owned Intellectual Properties will commit 30% of their revenue back into the Digital Media Fund.

Similar to how the major studios operate, Gratwick Productions will know their release dates before production. VOD will be arranged with an aggregator like Distribber and eventually through own in-app digital platform. Theatrical releases, when appropriate, will rely on a service like Tugg to crowdsource the releases in an efficient manner that matches the audience demand while reducing financial waste. These tools allow marketing and distribution efforts, including pre-sales, to begin in pre-production so independent artists have the opportunity to compete with established content. Post-production will typically take 90 days with our marketing and distribution efforts ramping up for release dates during this period. If more than one project is funded by the Stage 2 campaign, we will take three to six months (depending on how many projects are funded) to coordinate marketing, release dates, and our Stage 3 Series A offering to run simultaneously with production.

Marketing And Distributing Gratwick Content



Domestic:
- Gratwick Branded App (Blockchain) – Best consumer value
- Distribber (Traditional Digital – PPV, Amazon, iTunes, Google, etc)
- Tugg (Theatrical) – Request additional screenings and reserve tickets during production



International, Netflix, Commercial Licensing:
- Gratwick Sales Agent - We will hire an in-house Sales Agent. Do you have international sales experience? Send us your resume!

Stage 3: Raise up to $50,000,000 from a Series A offering for a physical facility and the first 10 franchise DMF's.

Highlights:
- Studio/Esports Arena – To generate revenue
- Replication targeted at 10 markets
- Scalable Revenue

Our Stage 3 funding round will also be crowdsourced. The first two stages raised our Seed Money from Angel Investors like you, where as the third round will be what's called a Series A which is typically the first round of Venture Capital funding. Anyone will be able to invest in this round, including Venture Capitalist, but the VC's will only have the option of investing on our terms through the campaign rather than through private negotiations where they typically leverage one opportunity against another to tilt the terms drastically in their favor. This is where many promising Startups lose control over their direction. The highlight of our business plan is a full-service studio and esports arena Our first facility is planned for Western New York where state, local and federal incentives provide a unique window of opportunity that aligns perfectly with our current needs of the community.

This round will also establish 5 subsidiaries for our parent corporation which include a full service studio and Esports arena in Western New York under out Real Estate Holding Co, which is the cornerstone of our business plan. They will be key pieces of how Gratwick generates a continuous revenue stream and gives us an additional avenue to advertise our content to new markets.

markets.

The subsidiaries will be LLC's set up for a Real Estate Holding Co, Finance Company, Marketing Agency, Sales Agency, and our Community App. This element will take advantage of several local, state, and federal incentive programs while the real estate property serves as collateral on the business investment. The finance entity will establish up to ten community-owned Digital Media Funds in regions like Austin, Atlanta, NYC, Seattle, New Orleans, Miami, Chicago, Portland, Albuquerque, and San Francisco. Cities and Regions with a large population of Gratwick A-listers will also be considered in our first and future expansions.

Each Digital Media Fund (DMF) will be managed by a panel of local artists who are also Gratwick A-Listers. The panel will qualify funding submissions then present the opportunity to the community to provide a round of feedback and influence regarding which projects they would like to see get funded. Based on the results of the projects that get funded, each DMF will have the opportunity to establish a full-service studio facility in their community.

Preference and reduced rates will always be extended to local productions, whether they are tv shows, feature length films or anything they can imagine creating in our studio(s). Outside productions coming to the region will be happily welcome and courted as well.

Our state-of-the-art community-owned facilities will feature a public mezzanine designed to allow tourists and foot traffic to pass through and watch productions in progress or professional gamers competing at the highest level.

 

The ultimate goal for Gratwick is to be a community-owned safe haven for independent artists.

Our First Funded Project!

The first project funded by Gratwick Productions will be the film Just Drive. The project was designed to serve as a prototype for our transparent productions, innovative marketing and ethical distribution models.

Just Drive is a perfect example of why studios like Gratwick Productions need to exist. The established Hollywood insiders universally praised the Just Drive script, but they were too scared to produce it. The subject matter posed too great a threat of rocking the boat. Even in the era of



#MeToo, successful careers in Hollywood are still contingent on silence.



Just Drive is a contained thriller about a Hollywood whistleblower who survives an attempt on his life and escapes Hollywood in the middle of the night. Our protagonist hunkers down in the back of a limo somewhere in the Midwest while he tries to determine who he can still trust and who betrayed him. The story culminates in a 21st century "OJ chase" as the world watches him choose between his legacy and his life. It's a story about a flawed messenger of truth, the need for anonymity, and the perils of being anonymous.

Just Drive, like all Gratwick productions, will be produced with full transparency for our Gratwick A-Listers.



FAQ's

What's new about what you're doing? How is it different?
In one sense, there is nothing new about what we are doing. At our core, we are a vertically integrated studio that keeps as much entertainment business under one corporate umbrella as possible. This is similar to how Warner Brothers and the other five major studios structured themselves since the early days of Hollywood. What is new is our commitment to utilizing emerging technologies to offer full transparency for investors and accountability for our creative partners.

How big is the market?
Our market is limitless. Everyone loves a great story. But more importantly, how many people around you have complained recently about Hollywood? Whether it's the lack of diversity, the propaganda, endless remakes, or the personal conduct of the silver screen elite, everywhere you look someone is shaking a fist in Hollywood's direction. We seek to restore the public's faith in artists and storytellers.

Who are your competitors? How are you different?
We do not shy away from the fact our competitors are major studios like Warner Brothers, Universal, Fox, Disney, and Netflix. We are different in several very important ways. First and foremost, our leadership is not comprised of former Hollywood establishment executives seeking to represent themselves as champions of the little guys—while using your investment to maintain Hollywood business-as-usual operating procedures. Also, we are not looking to raise tens of millions, if not "hundreds of millions" of dollars from a "legion of one million fans." We are the creators that said "No" to established Hollywood and their illusion of acceptance in exchange for obedience and silence. Innovation, early adoption and anti-establishment is in our DNA. We are the creators who were so disgusted by the treatment of artists, talent, and storytellers that we took it upon ourselves to not just complain about how there should be a better way, but we set out to build it for ourselves and creators just like us.

We own our intellectual property and so will our creative partners. We do not need to pay for it, option it, or acquire it. We know what can be done with limited resources and smart, talented people. We seek to spend only what we need to tell our stories and pay our people properly. Our profits will be used to provide dividends and finance more content for you.

The biggest difference between the big guys and us: they're like Kendall Jenner and Pepsi trying to do an anti-establishment ad -- clueless that their mere presence makes that impossible. Whereas we are the counter-balance to a century of exclusion and entitlement.

What do you understand about your business that others don't get?
If you tell great stories and conduct yourself with integrity and character, there will always be enough rewards to go around. We are confident treating people right will always result in enough revenue and profit for all of us to win.

What's your biggest risk? What keeps you up at night?
Our biggest risk is falling on deaf ears. With so much noise and manipulation in the media, true authenticity and sincerity are often drowned out when the advertising & marketing budgets are not substantial. Word of mouth will be critical to the success of Stage 1. If you want a studio like this to exist, if you want direct access to talented new artists and to see they receive the opportunities and support to rise above the noise, we need you to be our biggest champions. We need you to share, tweet, and shout our name from the rooftops!

How will you make money?
We will make money from the finance, marketing, and distribution of our in-house IP and that of our creative partnerships. We will reduce third-party expenses, unethical reporting practices, and shady marketing practices that misrepresent the product in the interest of initial sales. The reduction in budget waste and fraud combined with the elimination of unnecessary, over-priced third-party revenue splits will increase anticipated profit margins and reduce consumer price points (anticipated). The overall result will be lower sales thresholds to profitability achieved at much shorter timelines (anticipated).

How do you acquire customers?
We will acquire new customers by conducting business with full transparency. By putting our corporate character, work ethic, and talent on full display we will offer a new form of real-time entertainment that will inspire people to check out our scripted content. Quality content, powerful stories, and burning passion will keep them around for a lifetime.

How do I know I can trust you?
In business, there will never be an absolute answer to this question. However, the more familiar you are with someone, the easier it is to trust them. We believe in the character of our team. So we are confident that the more access you have the more faith and trust you will have in us. This is the primary reason we have chosen to operate with total transparency. We are also pretty entertaining in our own right. We have been on this path for over a decade waiting for technology, funding laws, and culture to catch up to us. Our window of opportunity has finally opened! You won't find any embarrassing Facebook, Twitter, or Instagram posts in our past - we encourage you to scour our social media and see how long we've been championing a new, more diverse and inclusive entertainment industry!

What does Gratwick mean?
The name Gratwick was derived from our founder's hometown neighborhood in a suburb of Buffalo, NY where it has always been synonymous with 'family'.

Why start in Western New York?
The region is an untapped well of talent and is in the midst of an economic and social renaissance in part due to a tremendous amount of federal, state, and local incentives. Gratwick has spoken with passionate members of the WNY public and private sectors who are committed to bringing a full-service production studio and esports arena to the region.































10/2016

Gratwick Productions is Incorporated

Gratwick was incorporated for the purpose of using the Reg CF exemption and add emerging technologies to establish a new studio system owned by the audience.

04/2018

Initial Funds Acquired

Gratwick secured a low-interest loan with a convertible option to run an equity campaign offering.

06/2018

gratcast
Talking on
HOLLYWOOD
and Telling the Tales!

100th Episode of Gratcast

Gratwick hosted a discussion with filmmaker Kathy Kolla about how to go from #MeToo to #NoMore.

06/2019

A Night To Inspire

Gratwick hosted a charity event for Young Audiences of WNY at the World famous Wurlitzer factory.

09/2019

Launched on StartEngine

Now YOU can own a part of our company!

01/2020

Stage 2 Begins

Being to raise funds for our first slate of projects. Up to 3 projects are planned to be funded in Stage 2. These projects will serve as the prototypes for our ownership experience. (ANTICIPATED)

03/2020

JUST DRIVE

Just Drive Production Begins

Gratwick A-Listers are given full access to every stage of the creative process and a Series A offering is launched in unison with pre-sales funnels. (ANTICIPATED)

01/2021

Stage 3 Begins

Raise significant funds to build a full service studio which includes 5 subsidiaries, a community app, and an esports arena. (ANTICIPATED)

09/2020

Just Drive Is Released

Through a combination of traditional and direct distribution, the film will be available in theaters and on all VOD platforms on the same date. (ANTICIPATED)

In the Press

Buffalo Rising

VARIETY

M

LA Talk Radio

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Meet Our Team





















Meet Our Team

Kris Hulbert

CEO

Kristopher Hulbert is an entrepreneur, writer and award-winning filmmaker who was born with the gift of storytelling. His first film "The Perfect House" won several awards and made history as the first film to ever premiere on Facebook. The Summer before it was released, Kris led a grassroots cross-country tour to market and promote the film's release. Those experiences inspired Hulbert to form Gratwick Productions, a transparent, audience-owned studio to provide the modern artist with ethical marketing, finance, and distribution.

Kris currently spends 60-80 hours a week working on Gratwick and another 10-20 hours a week doing subcontracted work for Gratwick.

Andrea Vahl

Producer

Andrea Vahl has been in Management and a Producing partner with Kris since before the inception of Gratwick. She brings a personal touch and an adminstrative attention to detail to the company.

Andrea currently works 20-30 hours a week for Gratwick and another 20-30 hours a week as

Michael Dirmyer

Executive Vice President

20 years of experience in Corporate Management specializing in business to business sales and employee training. Mike and Kris were high school classmates and remain lifelong friends.

Mike currently works 20-30 hours a week for Gratwick and 30-40 hours a week as regional

Jeannie Jones

Media Relations

Radio/TV Personality, Actress and Media Executive

Craig W. Turner

Buffalo Media Relations / Board Member

20 years of experience in Media, PR, Economic Development and Government Relations.

a delivery driver for Amazon and Uber until the company reaches a point where it can sustain a payroll.

 

Sales Manager for Brunswick Bowling Supplies.





John A. Benemerito
Corporate Attorney

Experienced Attorney with a demonstrated history of working in the legal services industry with a particular interest in Startup Companies. Skilled in Research, Legal Research, Leadership, Legal Writing, and Litigation.



Warren Chadwick
Board Member

Producer and Editor with over 40 years of experience.



Paul Ruffman
Investor Relations

Paul has spent 30 years in the entertainment industry raising funds for hundreds of digital media projects.





Rebel One Studios
Strategic Partner

Rebel One Studios will handle ant animation needs for Gratwick, subsidiaries or 3rd party clients.

  



Dan Gambino
Founder Codes Socks

Dan is a strategic partner of Gratwicks and a fellow owner of the Codes Experience App which is a subsidiary of Gratwick.

  

Offering Summary

Company	:	Gratwick Productions, Inc
Corporate Address	:	11308 Blue Sage Dr, Sylmar, CA 91342
Offering Minimum	:	$10,000.00
Offering Maximum	:	$107,000.00
Minimum Investment Amount	.	$100.00

(per investor) :

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	107,000
Price per Share :	$1.00
Pre-Money Valuation :	$8,460,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Gratwick Productions will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Common Stock at $1 / share, you will receive 20 Common Stock, meaning you'll own 220 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

$100 (or more) Gratwick A-List Membership.
We are offering ONE perk package for the campaign, all investors receive the same perks regardless of the amount invested.

- Exclusive access to our company app where you can virtually sit in on every audition, creative meeting, production set and decision.
- Influence over what is green lit, who is cast and what charity each project supports.
- As an A lister you receive free access or download of every product produced and distributed by Gratwick Productions. (Maximum 10,000 A-Listers)
- If you are a creator, producer, actor or crew you also get insider access, open door submission policy and preference for every opportunity the company offers.

All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

A New Ethical Hollywood Model is Here - StartEngine

Jeannie Jones:

Hi, I'm Jeannie Jones. You've heard all the buzz and now it's time to meet the founder and CEO of Gratwick Productions, Kris Hulbert. Hey.

Kris Hulbert:

Hey, Jeannie, how's it going?

Jeannie Jones:

Why did you decide to start Gratwick as a transparent, audience-owned studio and media fund?

Kris Hulbert:

Even if I could go on and get all the funding I need to make all these movies because the content alone is great, this company still needs to exist. Filmmakers and creators and content creators, they need to have a professional infrastructure that they can work with and know that it's a safe atmosphere and environment, where we're not trading on ethical favors behind the scenes.

Kris Hulbert:

When we talk transparency, one of the things we're talking about is live-streaming auditions. A big issue in Hollywood is the casting couch. How difficult is it to run a casting couch if there's a thousand micro investors watching out on a live-stream of the auditions that you're doing? All of a sudden you're going to conduct yourself a little bit more ethically. Onset, it's all funny to see the outtakes and the videos of where somebody's berating and tearing somebody else apart on set and all of that. How much more accountable or how much more of a pause are you going to have before you just blow up and be a bully if you know there's a bunch of people watching and paying attention and seeing what's going on?

Jeannie Jones:

So wait a minute, Kris. You're saying, you're A-listers, your investors actually have access to all of this?

Kris Hulbert:

Oh, absolutely. That's the A in our A-list stands for accountability, artists and audience. We combine them all together, and by giving the audience a new level of entertainment, which is the entire real-time process of a production happening, that also gives us our accountability. We're entertaining you and you're providing the accountability that makes each one of us safe in this production, and that's really what the A-list stands for. It's not about these people are better than those people. It's about the artists, the audience and accountability all coming together to create great content in a way everybody wins.

Jeannie Jones:

It sounds like a Hollywood utopia. Actually, ownership holds real influence. That's part of your mission statement. Someone watching right now, Kris, how do they become a Gratwick A-Lister?

Kris Hulbert:

An investment of as little as $100, it'll get you a safe investment into the company. And with that $100 investment, they get access to all of the behind-the-scenes with Gratwick. Every creative meeting, every production, every audition, all of these things are live-streamed. Now you'll also be able to give feedback on different marketing things, serve as kind of our test audience and feedback group. If we have projects in development and we're trying to decide which is going to get funded, the audience, our A-listers are going to be the ones that are going to give us feedback and hold influence over all of those things. When we're trying to decide between actors, we want everybody's feedback. "I really like this person." "I can see this person in the role and the character", all of these different things.

Jeannie Jones:

That's incredible. Will your Gratwick A-listers be able to submit their own work?

Kris Hulbert:

Yes. That's another huge important part of of being an A-Lister with Gratwick. If you own your own movie studio, I don't care if it's a micro-fraction of a piece of a movie studio. There has to be intangible benefits with that. Now in Hollywood, everybody spends hundreds of dollars a year on the illusion of access or insider access. All of these different subcultures and sub-industries are surviving in this town based off of selling the perception of access.

Kris Hulbert:

We're going to give you ownership and then with that ownership you have an open door policy. If you're a crew member, if you're a cast member, if you're above the line or below the line, you're going to find out about all the opportunities that Gratwick has first and foremost. If you're a creator and you have a project to submit, you will always have an open door to submit the project. You will always get a response when you submit the project. And we will always tell you if we can't develop your project, why we can't develop your project. Either it's creatively not ready, it needs more work or our pipeline is just too long right now and submit it a different time. It's not going to be you submit and never hear from us again, and you don't know if your stuff's not good enough, they didn't look at it or they just don't care.

Jeannie Jones:

This Gratwick blueprint sounds amazing, but I need you to explain how it's going to be financed and how the A-listers' investment will develop over time.

Kris Hulbert:

If we're going to build a movie studio, the most obvious and traditional place to go for funding would be high-net-worth individuals, people that are going to own a huge chunk of the studio and they're also going to call the shots on how this is going to go. Somebody who puts up a million dollars, that's a single voice now that it has their finger on the scale for every single thing we do. That corrupts every single decision we make is now based on what is best for the investor. Not even the investor's investment, but their personal interest. If the investor now has googly eyes for one of our actresses, we're getting in a lot more compromising position when that's our only funding source and we can't disrupt the wagon by telling him, "No, you can't touch our actress."

Kris Hulbert:

So when we're dealing with 5000, 10,000 people that each put in $100, number one, that's not a real big risk anymore. There's nobody that's going to lose their home or their family and all of that if the company, God forbid, fails. But more importantly, that's a whole lot of spread power that owns the company now. We have a whole lot of different voices that own the company now. It's not one single, concentrated voice that can control what we do and how we make our decisions. So for us to maintain our integrity, our purpose, and our accountability, we can't be owned by high-net-worth individuals.

Jeannie Jones:

I love it. You're tackling Hollywood straight up. That's your football mentality coming through. I know it, but let me ask you this. Your Gratwick A-lister, they are immediately involved with the very next production, Just Drive. Talk about that.

Kris Hulbert:

Just Drive is the first project that will be funded from the We Funder campaign. That will be my next feature film as a writer/director. Just Drive is a story about a Hollywood whistleblower who escaped an attempt on his life and must survive through the night in the back of a limousine while trying to figure out who sold him out, who he can trust and what he has to do to step out of this limo alive.

Jeannie Jones:

Everybody's LA story.

Kris Hulbert:

Yeah, basically.

Jeannie Jones:

Right.

Kris Hulbert:

It's inspired by a kind of a 21st century OJ chase. But instead of us being the audience watching through the media's eyes and views of this whole chase playing out, your inside the limo. Your inside the back of the limo as that character as that is talking to the different people and entities negotiating for either his life or his legacy because he's not coming out of that limo with both.

Kris Hulbert:

This is a story that hits really close to home in Hollywood right now. Hollywood was never going to let me tell this story in a pure sense, in a way that wasn't watered down and censored. That really became the driving force behind, I want to build a transparent, audience-owned infrastructure. I want it to treat people better. I want it for myself to exist. And I want it to be able to make a movie that nobody can stick their thumb on and say, "No, you can't say this because it makes Hollywood look bad. No, you can't say this because it's too honest. No, you can't do this because it threatens the political dynamic."

Jeannie Jones:

Wow. So the Gratwick A-lister can invest right here, right now on the campaign page?

Kris Hulbert:

Yep, and they can join the ride to get Just Drive made and a whole lot more cool projects that will be announced as we hit each stretch goal.

Jeannie Jones:

Gratwick is completely transparent. So basically, if you're a creator, this is the way to go.

Kris Hulbert:

And we hope that's the way to go for the audience as well.

Jeannie Jones:

Absolutely.

Kris Hulbert:

Because you're owning the content, you're helping us remain accountable to our own commitments, and that's really what it comes to. Gratwick has a whole lot of social commitments. Every single project that Gratwick finances and funds is going to be required to have the creator give back at least one percent to a charity voted on by our A-listers, and Gratwick will match up to five percent of our own equity from these projects into those charities as well. So up to 10% from every single project can be going back to these charities.

Kris Hulbert:

And all of these commitments and promises that we're making, the only way we can make sure they happen is with the audience investing. The only way we can remain accountable to all of these commitment we're making is having a large investor base of all of our audience and followers. That's how we get this stuff made. That's how we remain accountable to the social commitments we're making.

Jeannie Jones:

Incredible, Kris. Gratwick, where your investment holds real influence. Congrats.

Kris Hulbert:

We're not there yet, but it's a-

Jeannie Jones:

Just the fact that you are pushing Hollywood in the right direction. Creators have been looking for Gratwick, and you're stepping up to the plate to make it happen.

Kris Hulbert:

And that's something really that's important to me that people understand. Gratwick Productions is about supporting the creators with the transparent infrastructure that they need. I just so happen to be one of those creators. And as the creator that's kind of pushing this entire boat and as the creator that has brought a wealth of intellectual property to the table, I'm committed to making sure my content gives the most back to our digital media fund, so it raises the most amount of money that can be reinvested in other projects for all of the creators that we're going to support with this company.

Jeannie Jones:

It's happening. You're winning. Become a Gratwick A-lister now. Bring accountability back to Hollywood and let your voice be heard.

The Culmination of Gratwick (Just Drive Teaser)

Speaker 1:
In 2008, we started Gratwick Films with one vision, stay true to ourselves while striving to grow from one project to the next. Our first film was a crude ode to Kevin Smith shot in the streets of LA with nothing more than a camcorder, friends, and some ingenuity.

Speaker 2:
I got something.

Speaker 1:
Dude, let me see it.

Speaker 2:
Lil help first-timers. Lil?

Speaker 1:
Lil is shorter, and it's funnier too.

Speaker 2:
Now we're comedians.

Speaker 1:
From that, we discovered our passion for our next film, we assembled a small crew and took advantage of limited resources.

Speaker 1:
The Perfect House was shot in Buffalo, New York, in just 14 days. The result blew away anyone's wildest expectations.

Speaker 3:
This is where you force me to reflect on all the poor choices I've made in life. Killing me if I don't have an epiphany fast enough.

Speaker 4:
No. There are no egotistically corrupt moral motives here. Just one man thinning out the herd.

Speaker 1:
That experience revealed our talent and gave us our confidence. We found ourselves at the forefront of a change in the way films were being distributed.

Speaker 1:
In the years that followed, we used trial and error to build a model we call social filmmaking.

Speaker 1:
Who knows if the TPH mobile is going to make it there. Who knows if we're going to make it there.

Speaker 1:
The core principle of this model is collaborating with the crowd to use our brand of entertainment as a vehicle for supporting charities and causes we all believe in.

Speaker 1:
The leap from our first film to our second was tremendous, but the leap from our second to our third will be incomprehensible.

Speaker 1:
Just Drive is a contained thriller about the dark side of human ambition, and it will mark our arrival as filmmakers and social activists.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.